March 08, 2013

Catherine T. Brown

Securities and Exchange Commission

RE: Ample-Tee, Inc.

File No. 333-179079

Request for Acceleration of Effective Date of Registration Statement on Form S-1/A filed on February 22, 2013, File No: 333-179079

We hereby request that the Commission accelerate the effective date of our registration statement to March 13, 2013 at 3:00 PM Eastern Time, or as soon as practicable thereafter.

In making this request for such acceleration of the effective date, we hereby acknowledge that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you,

Yours truly,

/s/Lawrence Chenard

Lawrence Chenard

Ample-Tee, Inc.

Ample-Tee, Inc.

www.ample-tee.com

corporate@ample-tee.com

telephone:(775) 321-8214